Exhibit 23.1

CONSENT OF EISNER LLP

We hereby consent to the use in the Registration Statement on Amendment No 4. to Form SB-2 (Registration No. 333-128986) and the related Prospectus of our report dated March 8, 2006 (with respect to Note L, April 26, 2006), which includes an explanatory paragraph as to going concern, relating to our audits of the balance sheet of Glyconix Corp. as of December 31, 2005 and the related statements of operations, changes in stockholders’ equity (capital deficiency), and cash flows for each of the years in the two-year period ended December 31, 2005 and for the period from August 21, 2001 (inception) through December 31, 2005 which appears in such Registration Statement. We also consent to the reference to us under the caption “Interest of Named Experts and Counsel – Accounting Matters” in such Registration Statement.

Eisner LLP

/s/ Eisner LLP

New York, New York

May 2, 2006